UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43215

___________________

OceanaGold Corporation

(Translation of registrant's name into English)

Suite 1020, 400 Burrard Street

Vancouver, British Columbia V6C 3A6

Canada

(Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☑

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated July 22, 2026

 FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OceanaGold Corporation

Date: July 22, 2026	By: /s/ Marius van Niekerk
Name: Marius van Niekerk
Title: Executive Vice President, Chief Financial Officer